
Mail Stop 7010   May 9, 2008

Charles A. Carroll
Chief Executive Officer
Goodman Global, Inc.
5151 San Felipe, Suite 500
Houston, Texas 77056

> **Re: Goodman Global, Inc.**
> **Registration Statement on Form S-4**
> **Filed April 15, 2008**
> **File No. 333-150263**

Dear Mr. Carroll:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update your financial data throughout the prospectus for the quarter ended March 31, 2008.

2. We note that you have yet to file a number of exhibits. Please file these exhibits as soon as possible so that we have sufficient time to review them. Note that we may have comments after we review these materials.

3. You refer to the use of an independent valuation firm on pages 38 and F-29. Please name the experts referred to, provide reference to them in your experts section and file a consent of the experts to inclusion of their name and information

in the registration statement. Otherwise, you may remove all references to these experts in the filing. <u>See</u> Rule 436 of Regulation C.

4. It does not appear that the Form S-4 has been filed for Goodman Distribution Southeast, Inc., a company listed in the table of additional registrants. Please advise.

<u>Prospectus Cover Page</u>

5. Please show the guarantees as a separate security, identifying the guarantors and their relationship to the issuer. Also disclose whether the guarantors will wholly and unconditionally guarantee the notes.

6. Please disclose the following on the prospectus cover page:

   - Broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities; and
   - Broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

7. We note that here and throughout the filing, you omit the expiration date for the exchange offer. Please supplementally confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424. Additionally, as currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time for midnight on what ultimately may be the twentieth business day following commencement. <u>See</u> Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. <u>See</u> Rule 14d-1(g)(3).

<u>Risk Factors, page 15</u>

8. Please note that only material risks should be described in the Risk Factors section. If risks are not deemed material, you should not reference them. Please delete the second sentence of the paragraph immediately following the Risk Factors heading.

9. Throughout this section, please provide the information investors need to assess the magnitude of the risk. For example:

   - Under "Despite current indebtedness levels …" on page 16, quantify the maximum amount of additional indebtedness you can incur.

- Under "Damage or injury caused by our products…" on page 23, quantify the amount of the reserve relating to the CAP.
- Under "The requirements of publicly filing periodic and other reports…" on page 27, disclose that in your Annual Report on Form 10-K for the fiscal year ended December 31, 2006 your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were not effective and, as a result, some of your financial information for the 2006 quarters were restated.

Note that this is not meant to represent an all-inclusive list of where your disclosure should be improved. We encourage you to provide quantification of amounts and further clarification throughout this section.

Business, page 54

10. We note the disclosure in footnote 1 to the financial statements that your activities also include engineering, manufacturing, and marketing in certain international markets. Please provide the information required by Item 101(d) of Regulation S-K.

Executive Compensation, page 73

11. Refer to the last paragraph of Section II.B in Release No. 33-8732A, which states that a principal executive officer's compensation should be discussed separately where the policy or decisions for that executive officer are materially different. Please revise your CD&A to discuss in more detail your principal executive officer's compensation, as certain amounts listed in your Summary Compensation Table appear to be based on policies or decisions that are materially different from the policies or decisions for your other executive officers.

12. In footnotes on pages 73 and 79, you refer to your Annual Report on Form 10-K For the Fiscal Year Ended December 31, 2007. Please clarify these references as it appears you did not file this report with the Commission.

Annual Cash Incentive and Description of Performance Metrics, page 83

13. Please disclose the EBITDA performance target for 2008. We note your statement on page 90 that you have established EBITDA targets for fiscal years 2008 through 2012.

14. We note the multiples of base salary corresponding to various EBITDA levels used to determine bonus payments to the named executive officers in 2007. Please disclose the criteria used to determine these base salary multiples.

15. Please disclose whether discretion can be or has been exercised when awarding cash incentive awards. See Item 402(b)(2)(vi) of Regulation S-K.

16. Please disclose your policies and decisions regarding the adjustment or recovery of awards if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of an award. See Item 402(b)(2)(viii) of Regulation S-K.

17. Please clarify your disclosure on pages 83 and 84 relating to the range of payouts and provide the formulas by which these amounts are determined. Also provide an example of how an annual cash incentive award was calculated for one of your executive officers.

Description of Other Indebtedness, page 97

18. Please describe in detail the financial covenants in the senior secured term credit agreement, including the maximum total leverage, minimum interest coverage, and minimum fixed charge coverage ratios

Description of Notes, page 100

19. Please remove the first sentence of the third paragraph that qualifies statements you make in the prospectus by reference to information outside of the prospectus. Rule 411(a) permits this type of qualification only where contemplated by the form. Please also remove the second sentence of the third paragraph, as it may suggest that noteholders do not have rights under the federal securities laws with regard to the disclosure that follows.

Certain U.S. Federal Income Tax Consequences, page 164

20. Please delete the word "certain" from the heading and throughout this section where you refer to your summary of the U.S. federal income tax consequences to the investors. You should discuss all material tax consequences of the transaction.

*   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mindy Hooker at (202) 551-3732 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: William B. Brentani, Esq.
        Simpson Thacher & Bartlett LLP
        2550 Hanover Street
        Palo Alto, California 94304